September 8, 2015

VIA EDGAR

Christina De Rosa

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mara Ransom Assistant Director

Re:	Double Eagle Acquisition Corp. Registration Statement on Form S-1 Filed August 13, 2015, as amended File No. 333-206356

Dear Ms. De Rosa:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of Double Eagle Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, September 10, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 1128 copies of the Preliminary Prospectus dated September 8, 2015 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC. Merrill Lynch, Pierce, Fenner & Smith Incorporated
As Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Eric Hackel
Name: Eric Hackel
Title: Managing Director

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice-President